September 30, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:           Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the telephonic inquiry of the staff of the Securities and Exchange Commission (the “Commission”) on September 30, 2009 relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929), which was amended on September 24, 2009 with the Commission.  The responses contained in this letter are the positions of the Company.

In response to your inquiry regarding the relationship between Mr. William C. Tao and the Company, the Company does not have any existing relationship with Mr. Tao, and is not aware of any prior relationships with Mr. Tao, including whether he may have had any interest in any of the former Searchlight Claim owner entities (Mr. Tao was not one of the individual former Searchlight Claim owners).  In any event, the Company currently is the owner of the Searchlight Claims.

The staff noted a reference to Mr. Tao (and an entity known as WCT & Associates) in the Order, dated September 9, 2009, from the US Department of Interior, Office of Hearings and Appeal, with respect to the denial of the appeal by the Company regarding the closing of a notice of intent relating to the Searchlight Gold Project filed by the Company with the U.S. Bureau of Land Management (“BLM”).

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 30, 2009

We have attached copies of a series of correspondence and related documentation provided by the BLM to the Interior Board of Land Appeals referenced as “evidence documenting the basis for BLM’s conclusion that the listed desert tortoise is in the project area” (see page 2 of the Order), including:

•	a cover letter dated June 5, 2009 from the U.S. Department of Interior to the Company,

•	a letter dated December 15, 2006 from the BLM to William C. Tao (WCT & Associates),

•	a letter dated December 8, 2006, from William C. Tao (WCT & Associates) to the BLM, with attachments, and

•	a letter dated November 29, 2006 from Knight and Leavitt Associates to William C. Tao (Royal Mines Inc.), with attachments.

The Order appears to have inadvertently mischaracterized the existence of a relationship between the Company, on one hand, and either Mr. Tao or the Knight firm, on the other hand.  At page 2, the Order states that Mr. Tao was “a claim holder associated with SMC” and that Knight and Leavitt Associates was “a biological firm retained by appellant to survey the project area.”  No such relationship existed between the Company, on one hand, and either Mr. Tao or the Knight firm, on the other hand.

Of note, at page 6 of the Order, the Order further relates that an “inspection team evaluated [the Company’s] project area, the ACEC, and an adjoining area subject to Notice N-82894, filed by WCT & Associates (WCT) (emphasis added),” which related to the potential presence of the desert tortoise in the vicinity of the project area of the Searchlight Claims.  The claims, which are the subject of Notice N-82894, would appear to have been associated with Mr. Tao, in accordance with his December 8, 2006 correspondence to the BLM, and are further described in the attachments to the letter to the BLM.  These claims are not related to the Searchlight Claims.

Further, the November 26, 2006 correspondence from the Knight firm to Mr. Tao states that the Knight firm “performed a biological survey of five proposed drilling sites and a sixth alternative site for Royal Mines Inc.”  The Company has and had no relationship with Royal Mines Inc.  Further, as set forth in the correspondence, the assertion in the Order that the Company had retained the Knight firm to survey the Searchlight Claims project area is incorrect.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
September 30, 2009

In connection with the Company’s response to your inquiry, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg
Jeffrey P. Berg
of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
JOSEPH MCCANN
IAN R. MCNEIL
MELVIN L. WILLIAMS

United States Department of the Interior

TAKE PRIDE IN AMERICA

BUREAU OF LAND MANAGEMENT
Las Vegas Field Office
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130
http://www.blm.gov/nv/st/en.html

In Reply Refer To:
N-86222
3809 (NV-053)

JUN 05 2009

CERTIFIED MAIL NO. 7008 1140 0003 4909 0446 RETURN RECEIPT REQUESTED

Searchlight Minerals Corporation
Attn: Carl Ager
2441 W. Horizon Ridge Parkway, #120
Henderson, Nevada 89052

Dear Mr. Ager:

We have been contacted by Interior Board of Land Appeals (IBLA) concerning your appeal, docket number 2009-79, requesting additional documentation. We are providing you with a copy of the same documentation given in response to IBLA's request.

Sincerely,

Mark R Chatterton
Assistant Field Manager

Enclosure(s): Letter from BLM to William Tao dated 12/14/06, Site inspection report dated 12/13/06, Letter from Knight & Leavitt Associates (biologist report) to Mr. Tao dated 11/29/06, Generalized map of project area.

Cc: Interior Board of Land Appeals
Office of Hearings and Appeals
U.S. Department of the Interior
801 North Quincy St., Suite 300
Arlington, VA 22203

United States Department of the Interior

BUREAU OF LAND MANAGEMENT
Las Vegas Field Office
4701 North Torrey Pines Drive
Las Vegas, Nevada 89130
http://www.nv.blm.gov

TAKE PRIDE IN AMERICA

DEC 15 2006

In Reply Refer To:
N-82894
3809 (NV-053)

12/14/06

CERTIFIED MAIL NO 7006 0100 0000 5252 7076
RETURN RECEIPT REQUESTED

12/14/06

William C. Tao
WCT & Associates
3135 Villa Marbella Circle
Reno, NV 89509

Dear Mr. Tao:

On December 8, 2006, the Bureau of Land Management (BLM), Las Vegas Field Office received your mining notice. This notice proposes to drill five holes approximately 2000 feet deep on the P.V. Red #23 mining claim (NMC924324). This mining claim is located south of Searchlight, Nevada in SW¼ section 2, T. 29 S., R. 63 E., M.D.M. The area where you propose to drill is located less than one-half mile from the boundary of the Piute-Eldorado Area of Critical Environmental Concern (ACEC). This ACEC was established for the protection of the desert tortoise, a Federally-listed threatened and endangered Species.

As a part of reviewing the notice, this office conducted a pre-inspection of the area. With the exception of the existing access road, the area in which you propose to drill has not been disturbed. A desert tortoise burrow was seen in the vicinity of site #2 (the location of the burrow is shown on the enclosed maps). The letter you provided from the biological consulting firm who surveyed the area also stated that there was a burrow found about 200 feet from site #1. This office is considering the presence of desert tortoise burrows, and the relationship of the project area to the Piute-Eldorado ACEC, as an indicator of the presence of desert tortoise in the area; therefore, in accordance with *43 CFR 3809.11(c)(6)*, your notice is being returned and a Plan of Operations is required.

In addition, during our pre-inspection, GPS points were taken at each of your stakes marking the locations of the holes. It was determined that three of your proposed drill holes are located on private land. The BLM has no authority to authorize your activities on the private land. We have enclosed the maps we generated with our GPS data. Please be sure to remove these drill holes prior to submitting your Plan of Operations.

If you have any questions, please contact Shonna Dooman, Geologist, at (702) 515-5174.

Sincerely,

Mark R. Chatterton

Mark R Chatterton
Assistant Field Manager

Encl:
- Notice submitted on December 8, 2006
- 1:10,000 scale map submitted with notice
- BLM generated location map
- BLM generated site map

WCT & Associates

DEC 08 2006
Las Vegas, Nevada

December 8, 2006

Mr. Juan Palma
Field Manager
Bureau of Land Management
Las Vegas Field Office
4701 North Torrey Pines Drive
Las Vegas, Nevada 89130
(702) 515-5000

N 82894

Dear Mr. Palma,

On behalf of the claimants, we are submitting a "Notice of Operation" (hereinafter referred to as "Notice") for conducting mineral exploration of our placer association claims located South of Searchlight, Nevada.

In the preparation of this Notice, we have reviewed in detail the Code of Federal Regulations, Title 43: Public Lands: Interior; specifically
PART 3800—MINING CLAIMS UNDER THE GENERAL MINING LAWS
Subpart 3809—Surface Management
Operations Conducted Under Notices

We will be working hand-in-hand with the office of the Bureau of Land Management, Las Vegas (LV BLM), adhering to the guidelines of subparts § 3802.1-2; § 3809.21; § 3809.301; § 3809.420; § 3809.554; and § 3809.555.

With respect to protecting the habitat of the Desert Tortoise, even though our claims are outside of the ACEC designated areas, we have hired a certified biologist to inspect the area around our proposed exploration locations. Attached is the report from Ms. Crystal G. Cogar of Knight and Leavitt Associates.

The claimants appreciate confirmation from the LV BLM upon receiving our Notice, and further notification within 15 days regarding its review and approval.

We look forward to working with the LV BLM towards the successful completion of this phase of our mineral exploration effort.

Sincerely,

William C. Tao, Ph.D.
Claims Owner

cc:
Mr. Mark Chatterton; Ms. Shonna Dooman; Mr. Mark Slaughter – LV BLM
Chuck Moore; Ben Barnes; James Sharp; Olivia Tearnan; William Tao - claimants
Attached: Report from Ms. Crystal G. Cogar; Knight and Leavitt Associates

3135 Villa Marbella Circle, Reno, NV 89509
(775) 848-8988 phone; (775) 826-8101 fax

WCT & Associates General Location

Searchlight Parallel Mine
Searchlight
Trailer Park
35
BM 3498
34
Trailer Park
Cem
WT
BM 3500
Trailer Park
Cem
Mine
Duplex Mine
Adits
Berlock Mine
Sandpit
Noble Mine
Mine Shafts
Good Hope Mine
Sewage Disposal Ponds
P.V. RED #21
P.V. RED #22
Adit
Tailings
Quartette Mine
3
BM 3383
Mine Shafts
P.V. RED #23
P.V. RED #24
95
P.V. RED #111
P.V. RED #112

0 1,600 3,200 4,800 6,400 Feet

N

Legend

Mining Claims

Land Status

Bureau of Land Management

Private

Proposed drill sites

- Post O-5, Site #2
- Post O-6, Site #3
- Post R-2, Site #1
- Post R-4, Site #4
- Post R-5, Site #5
- Alternate drill site
- Tortoise burrow

United States Department of the Interior
Bureau of Land Management

GPS data taken by BLM on December 12, 2006.
Map created by Shonna Dooman on December 13, 2006.

WCT & Associates Proposed Drill Sites

P.V. RED #21
P.V. RED #22
P.V. RED #23
P.V. RED #24
P.V. RED #112
2
Rambler Mine
3375
95
Prospects
0
500
1,000
1,500
2,000
Feet
N
Legend
Mining Claims
Land Status
Bureau of Land Management
Private
Proposed drill sites
Post G-5, Site #2
Post G-6, Site #3
Post R-2, Site #1
Post R-4, Site #4
Post R-5, Site #5
Alternate drill site
Tortoise burrow
United States Department of the Interior
Bureau of Land Management
Las Vegas Field Office

GPS data taken by BLM on December 12, 2006.
Map created by Shonna Dooman on December 13, 2006.

NEVADA 3809 COMPLIANCE INSPECTION REPORT

Serial No.: N-82894
Operator: WCT & Associates / William Tao
Date case was established: December 8, 2006
Project type: Notice
Project status: Pending
Location: T. 29 S., R. 63 E., section 2 SW¼

Field Office: NV-050
Project Name: Searchlight Drilling

BLM inspectors present: Shonna Dooman & Rick Zaninovich
Others present: None
Disturbances (Acres etc.): None
Hazardous materials on site: None
Operator in conformance with Notice/Plan requirements: Yes

Comments: This is a pre-inspection. The notice included UTM coordinates for their proposed drill hole locations; however, when entered into GIS, the locations did not match the maps. We GPS'd the proposed drill holes, which were staked by the operator. Our coordinates show that the UTM coordinates provided by the operator were incorrect. Our points also show that three of the proposed drill holes are located on private property and are out of our jurisdiction.

The notice is located south of the town of Searchlight, Nevada. The area to be drilled is undisturbed. There is some disturbance located just north of the drill holes on private property. No disturbance was seen in the vicinity of the drill holes. We saw at least one burrow which could be a tortoise burrow. The operator had a biological consulting firm survey the area, and tortoise sign was reported. Based on the fact that there are tortoises in the area, this notice will have to be returned and a Plan will be required.

Instructions to operator: Not present
Recommended action(s): Return notice and require a Plan of Operations. Also inform operator that some of his drill hole locations are located on private property.
Photographs taken: Photos take by Shonna Dooman on December 12, 2006
Maps attached: 2 maps, General Location and Site Map

Date of Inspection: December 12, 2006

Inspector: Shonna Dooman _______________ Date: 12/13/06
Shonna Dooman, Geologist

Reviewed by: Mark R. Chatterton _______________ Date: 12/13/06
Mark R. Chatterton, ADM, Non-Renewable Resources

N-82894 Searchlight Drilling December 12, 2006

Figure 1: General area to be drilled.

Figure 2: Site #4, Post R-4

Page 2 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 3: Site #2, Post Q-5

Figure 4: Site #2, Post Q-5

Page 3 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 5: Site #2, post Q-5

Figure 6: Possible tortoise burrow located near site #2

Page 4 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 7: Site #1, post R-2

Figure 8: Site #3, Post Q-6

Page 5 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 9: Looking south from Site #3

Figure 10: Site #5, Post R-5

Page 6 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 11: Site #5, Post R-5

Figure 12: Site #5, Post R-5

Page 7 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 13: Location of alternative drill site

Figure 14: Location of alternative drill site

Page 8 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 15: Location of alternative drill site

Figure 16: Looking west from alternative drill site

Page 9 of 10

N-82894 Searchlight Drilling December 12, 2006

Figure 17: Looking towards alternative drill site

Page 10 of 10

WCT & Associates General Location

Searchlight Parallel Mine
Searchlight
Trailer Park
35
34
BM 3498
Trailer Park
Cem
WT
BM 3500
Trailer Park
Cem
Sandpit
Mine
Duplex Mine
Adits
Berlock Mine
Noble Mine
Mine Shafts
Good Hope Mine
Sewage Disposal Ponds
P.V. RED #21
P.V. RED #22
Adit
Tailings
Quartette Mine
3
BM 3383
Mine Shafts
P.V. RED #23
P.V. RED #24
95
P.V. RED #111
P.V. RED #112

0 1,600 3,200 4,800 6,400 Feet

N

Legend

Mining Claims

Land Status

Bureau of Land Management

Private

Proposed drill sites

- Post Q-5, Site #2
- Post Q-6, Site #3
- Post R-2, Site #1
- Post R-4, Site #4
- Post R-5, Site #5
- Alternate drill site
- Tortoise burrow

United States Department of the Interior
Bureau of Land Management
Las Vegas Field Office

GPS data taken by BLM on December 12, 2006.
Map created by Shonna Dooman on December 13, 2006.

WCT & Associates Proposed Drill Sites

P.V. RED #21
P.V. RED #22
2
Rambler Mine
P.V. RED #23
P.V. RED #24
3375
95
Prospects
P.V. RED #112
0
500
1,000
1,500
2,000
Feet
N
Legend
Mining Claims
Land Status
Bureau of Land Management
Private
Proposed drill sites
Post Q-5, Site #2
Post Q-6, Site #3
Post R-2, Site #1
Post R-4, Site #4
Post R-5, Site #5
Alternate drill site
Tortoise burrow

United States Department of the Interior
Bureau of Land Management
Las Vegas Field Office

GPS data taken by BLM on December 12, 2006.
Map created by Shonna Dooman on December 13, 2006.

KNIGHT
LEAVITT
ASSOCIATES

November 29, 2006

William C. Tao, Ph.D.
Royal Mines Inc.
8005 La Cienega Road
Las Vegas, Nevada 89123

Dear Mr. Tao,

This letter is to confirm that Knight and Leavitt Associates (K&LA) performed a biological survey of five proposed drilling sites and a sixth alternative site for Royal Mines Inc. The sites are located south of Searchlight, Nevada and west of US-93 on Bureau of Land Management Land. The survey area was previously disturbed by utility construction and mining, but the vicinity contained good Mojave Desert habitat.

On November 28, 2006 a biologist from K&LA was shown each proposed drilling site and access routes by Chuck Moore, the mining supervisor. The biologist visited each site surveying for Mojave Desert tortoise sign within a 300ft radius of the sites and along the proposed access routes if applicable. The biologist searched for sign of the Mojave Desert tortoise, which includes scats, caves, burrows, and carcasses. During the survey, only one tortoise burrow was identified near drill site #1. No other tortoise sign was observed in the area.

Drill sites #1 and #2 were located along an old mining road, 18ft from centerline of the road. No off-road disturbance is expected on these two sites except on the drilling hole due to proximity of the road. One empty class 2 tortoise burrow was recorded ±200ft west of drill site #1. No other sign was recorded in the vicinity of these two proposed drilling sites. Drill sites #3, 4 and 5 were located ±200-500ft (see sketch map enclosed) south of the first two sites and were staked in the desert off the old mining road. The access route to drill sites #3, 4 and 5 will result in ±950ft of overland drive and crush disturbance in a ±12ft wide easement. The access route and drill sites #3, 4 and 5 did not contain any tortoise sign. One alternative site was chosen in the event sites 1 to 5 cannot be used. Should the alternative site, #6 be chosen, additional disturbance of ±200ft can be expected. Drill site #6 also did not contain any tortoise sign.

The proposed specific locations for drilling sites are in low-density Mojave Desert tortoise habitat. Evidence of prior disturbances may have had an impact on tortoise populations in the past. Also, the soil medium in the area was very compact and rocky which could hinder burrowing activity for tortoises. Test drilling in this area is not expected to have an impact on the desert tortoise.

The presence of a biological monitor during drilling activity could prevent harm to tortoises and habitat. A biological monitor could ensure the drilling pads are clear of tortoises and move tortoises out of harms way during drilling if encountered. Biological monitoring may not be necessary since it is currently the tortoise inactive season (October to February). During the tortoise active season (March to June), a biologist may be necessary to monitor the drilling set up or during all drilling activities.

If you have any questions or concerns, call our office at (702) 897-2628.

Sincerely,

Crystal G. Cogar

Crystal G. Cogar

Tortoise Sign (N-82894)
Project Area
Piute - Eldorado ACEC